Exhibit 99.3

Report of Independent Registered Public Accounting Firm on Internal Control Over the Servicing and Preparation of Monthly Servicer’s Certificates

Board of Directors

Harley-Davidson Credit Corp.

We have examined management’s assertion, included in the accompanying “Management’s Report on Internal Control Over the Servicing and Preparation of Monthly Servicer’s Certificates” that Harley-Davidson Credit Corp. maintained effective internal control over the servicing requirements identified in Article V, and the reporting requirements identified in Article IX of the Sale and Servicing Agreement (the “Servicing Agreement”), dated as of May 1, 2005 between Harley-Davidson Motorcycle Trust 2005-2, as Issuer, Harley-Davidson Customer Funding Corp., as Trust Depositor, Harley-Davidson Credit Corp., as Servicer and BNY Midwest Trust Company as Indenture Trustee for the year ended December 31, 2005, based on criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Harley-Davidson Credit Corp.’s management is responsible for maintaining effective internal control over the servicing requirements and the reporting requirements identified in the Servicing Agreement. Our responsibility is to express an opinion on management’s assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control over the servicing requirements and reporting requirements identified in the Servicing Agreement, testing and evaluating the design and operating effectiveness of the internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control over the servicing requirements and reporting requirements identified in the Servicing Agreement relative to future periods are subject to the risk that the internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assertion that the management of Harley-Davidson Credit Corp. maintained effective internal control over the servicing requirement and reporting requirements of the Servicing Agreement as of December 31, 2005 is fairly stated, in all material respects, based on criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ ERNST & YOUNG LLP

January 13, 2006